CUSIP No. 60037B106	Page 1 of 20 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millennium Bankshares Corporation
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

60037B106
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
973-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 60037B106	Page 2 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 240,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 240,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 3 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 125,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 125,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 4 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 131,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER ,131,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 5 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 260,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 260,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 6 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 625,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 625,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 7 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 756,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 756,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 8 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 131,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 131,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 60037B106	Page 9 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 756,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 756,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 60037B106	Page 10 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 796,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 796,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 60037B106	Page 11 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 40,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 40,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 60037B106	Page 12 of 20 Pages

Item 1.	Security and Issuer

        This Schedule 13D relates to the common stock, $5.00 par value (“Common Stock”), of Millennium Bankshares Corporation (the “Company” or “Millennium”). The address of the principal executive offices of the Company is 1601 Washington Plaza, Reston, VA 20190.

Item 2.	Identity and Background

        This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this filing as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC

•	Beth Lashley

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 60037B106	Page 13 of 20 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP; and

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

(4)	shares of Common Stock held jointly in the name of Richard Lashley and Beth Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, John Palmer, Richard Lashley and Beth Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

        Beth Lashley is the spouse of Richard Lashley and is currently not employed.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 796,200 shares of Common Stock of the Company acquired at an aggregate cost of $323,137.

CUSIP No. 60037B106	Page 14 of 20 Pages

        The amount of funds expended by Financial Edge Fund to acquire the 240,000 shares of Common Stock it holds in its name is $76,810. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 125,000 shares of Common Stock it holds in its name is $40,010. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 131,200 shares of Common Stock it holds in its name is $41,994. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Focused Fund to acquire the 260,000 shares of Common Stock it holds in its name is $113,504. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by Richard and Beth Lashley to acquire the 40,000 shares of Common Stock they hold jointly is $50,819. Such funds were provided from the Lashley’s personal funds.

        All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them at any time.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 60037B106	Page 15 of 20 Pages

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 8,927,461 outstanding shares of Common Stock. This is the number of shares of Common Stock that Millennium reported as outstanding as of November 10, 2008 in its most recent Quarterly Report on Form 10-Q, which was filed with Securities and Exchange Commission on November 21, 2008. The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

        (a)-(b)     See cover page.

        (c)     Financial Edge Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
12/11/2008	240,000	$0.32	$76,810

        (d)     Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

        (a)-(b)     See cover page.

        (c)     Financial Edge Strategic made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
12/11/2008	125,000	$0.32	$40,010

         (d)     Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 60037B106	Page 16 of 20 Pages

(C)	Goodbody/PL LP

        (a)-(b)     See cover page.

        (c)     Goodbody/PL LP made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
12/11/2008	131,200	$0.32	$41,994

        (d)     Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

        (a)-(b)     See cover page.

        (c)     Focused Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
12/11/2008	240,000	$0.32	$76,810

        (d)     PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)	PL Capital

        (a)-(b)     See cover page.

        (c)     PL Capital has made no purchases or sales of Common Stock directly.

        (d)     PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

        (a)-(b)     See cover page.

CUSIP No. 60037B106	Page 17 of 20 Pages

        (c)     PL Capital Advisors has made no purchases or sales of Common Stock directly.

        (d)     PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)	Goodbody/PL LLC

        (a)-(b)     See cover page.

        (c)     Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

        (d)     Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

        (a)-(b)     See cover page.

        (c)     Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)	Mr. Richard J. Lashley and Mrs. Beth Lashley

        (a)-(b)     See cover page.

        (c)     The Lashley’s made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
12/12/2008	10,000	$0.34	$3,409

        (d)     Beth Lashley is the spouse of Richard Lashley. Therefore, Beth Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held jointly with Richard Lashley.

CUSIP No. 60037B106	Page 18 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 60037B106	Page 19 of 20 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 404172108	Page 20 of 20 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: December 19, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley